EXHIBIT 99.1

                                 PRESS RELEASE
                                 -------------

    Ministry of Communications Proposes Reduction in Mobile Termination Rates

Tel Aviv, Israel - May 5, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel's leading telecommunications provider, today announced that on May 4, 2010, its subsidiary Pelephone Communications Ltd. ("Pelephone") was notified by the Minister of Communications that he is considering changing the Israeli Communications Regulations (Telecommunications and Broadcasts) (Mobile Termination Rates), to reduce mobile termination rates ("the Notification").

According to the Notification, the Ministry of Communications is considering reducing mobile termination rates for call completion and for SMS (text messages) completion, commencing August 1, 2010, to NIS 0.0414 and to NIS 0.0019 (excluding VAT), respectively.

In addition, the Ministry of Communications is considering further gradual reductions in the mobile termination rates for calls and SMS, as follows:

        1. Commencing January 1, 2011, mobile termination rates for calls and SMS will be reduced to NIS 0.0354 and to NIS 0.0017, respectively.

        2. Commencing January 1, 2012, mobile termination ratesfor calls and SMS will be reduced to NIS 0.0311 and to NIS 0.0016, respectively.

        3. Commencing January 1, 2013, mobile termination rates for calls and SMS will be reduced to NIS 0.0280 and to NIS 0.0014, respectively.

        4. Commencing January 1, 2014, mobile termination rates for calls and SMS will be reduced to NIS 0.0257 and to NIS 0.0013, respectively.

All the tariffs listed above do not include VAT and will be updated based on the change in the Israeli consumer price index.

Pelephone has until June 6, 2010, to respond to this proposal.

At present, the Company is unable to assess with certainty the full impact of the proposed amendment over time. However, it believes that if the proposed amendment described above is fully adopted and implemented, it may have a material adverse effect on its business results.

About Bezeq - The Israel Telecommunication Corp.
------------------------------------------------

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

Investor Relations Contact:                           Media Relations Contact:
---------------------------                           ------------------------
Mr. Naftali Sternlicht                                Mr. Guy Hadass
Bezeq                                                 Bezeq
Phone: +972 2 539 5441                                Phone:  +972 3 626 2600
E-Mail:  ir@bezeq.co.il                               E-Mail:  dover@bezeq.co.il